

July 26, 2012

<u>Via E-mail</u>
Uri Ben-Or, Chief Financial Officer
Topspin Medical, Inc.
16 Hatidhar St.
P.O.Box 4131
Raanana, Israel 43652

  Re: Topspin Medical, Inc
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed March 30, 2012
    File No. 333-144472

Dear Mr. Ben-Or:

  We issued comments on the above captioned filing on May 8, 2012. On July 11, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

  As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

  You may contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3643 if you have any questions.

       Sincerely,

       /s/ Amanda Ravitz

       Amanda Ravitz
       Assistant Director

cc (by e-mail): Ben Strauss, Esq.
Pepper Hamilton LLP